Filed pursuant to Rule 424(b)(3)
File No. 333-255932
SUPPLEMENT DATED SEPTEMBER 6, 2022 TO THE CURRENT
STATUTORY PROSPECTUS FOR:
Invesco Dynamic Credit Opportunity Fund
(the “Fund”)
This supplement amends the Statutory Prospectus of the above referenced fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Statutory Prospectus and retain it for future reference.
The following information replaces the third paragraph under the heading “Summary of Terms – Use of Leverage” in the prospectus for the Fund:
Credit Facility. The Fund has entered into a $207 million credit agreement, effective as of November 1, 2021 (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with State Street Bank and Trust Company and other lending institutions as party thereto and State Street Bank and Trust Company, as agent (the “Agent”). As of August 31, 2022, the Fund’s outstanding borrowings under the Credit Facility were approximately $ 207 million, which represented approximately 26.44% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund.
The following information replaces the fifth paragraph under the heading “Use of Leverage” in the prospectus for the Fund:
Credit Facility. The Fund has entered into a $207 million credit agreement, effective as of November 1, 2021 (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with State Street Bank and Trust Company and other lending institutions party thereto and State Street Bank and Trust Company, as agent (the “Agent”). As of August 31, 2022, the Fund’s outstanding borrowings under the Credit Facility were approximately $ 207 million, which represented approximately 26.44% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund.
DCO-STATPRO-SUP-1